SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

   X        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
------
            ACT OF 1934

            For the fiscal year ended December 30, 2000

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
------
            EXCHANGE ACT OF 1934

                                 ---------------

                         Commission file number 1-12545

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              WILLAMETTE INDUSTRIES
                               STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           WILLAMETTE INDUSTRIES, INC.
                       1300 S.W. FIFTH AVENUE, SUITE 3800
                             PORTLAND, OREGON 97201

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                   Index to Financial Statements and Schedules

 Independent Auditors' Report dated May 11, 2001...              1

 Statements of Net Assets Available for Benefits at
 December 30, 2000 and 1999........................              2

 Statements of Changes in Net Assets Available for
 Benefits for the years ended December 30, 2000 and              3
 1999..............................................

 Notes to Financial Statements.....................            4-9

 Schedule of Assets Held for Investment Purposes...             10

 Schedule of Reportable Transactions...............             20

Exhibit 23 -     Consent of  Independent  Auditors  dated June 20, 2001,  to the incorporation by reference of their report dated May 11, 2001, into Registration Statement No. 333-54156 on Form S-8

[KPMG logo]



                          INDEPENDENT AUDITORS' REPORT

Willamette Industries Stock Purchase
   Plan Committee
Willamette Industries Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of Willamette Industries Stock Purchase Plan as of December 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the schedule of assets held for investment purposes and reportable transactions as of and for the year ended December 30, 2000 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


May 11, 2001                                    /s/ KPMG LLP

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                 Statements of Net Assets Available for Benefits

                           December 30, 2000 and 1999


                Assets                                    2000         1999
                ------                                    ----         ----

Investments at fair value (note 7):
   Cash and cash equivalents                    $      4,948,397      1,953,569
   Mutual funds                                       63,831,812     61,421,862
   Common stock - Willamette
      Industries, Inc.                               293,570,359    293,191,701
   Guaranteed investment contract
      fund                                             7,570,857      9,880,221
                                                   -------------    -----------


            Total investments                        369,921,425    366,447,353

Accrued investment income                                 21,653          5,884
                                                   -------------    -----------
            Net assets available for
               benefits                         $    369,943,078    366,453,237
                                                   =============    ===========

See accompanying notes to financial statements.

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 30, 2000 and 1999


                                                                    2000           1999
                                                                    ----           ----
Additions to (reductions in) net assets attributed to:
   Investment income (loss):
      Dividends                                                $   5,731,270     4,987,903
      Interest and other income                                      728,040       624,341
      Net change in fair value of investments
         (includes realized and unrealized gains and losses)      (1,557,476)   94,386,703
                                                                  ----------    ----------
             Total investment income                               4,901,834    99,998,947
                                                                  ----------    ----------

   Contributions (note 1):
      Employer                                                     9,733,531     9,059,076
      Employee                                                    16,025,462    14,607,042
                                                                  ----------    ----------
            Total contributions                                   25,758,993    23,666,118
                                                                  ----------    ----------
   Transfers from other plans
      (note 6)                                                     1,016,748       455,313
                                                                  ----------    ----------
            Total additions                                       31,677,575   124,120,378

Deductions from net assets attributed to:
   Payments and stock distributions to
      participants                                                28,165,514    40,495,653
   Administrative expenses                                            22,220        18,553
                                                                  ----------    ----------

            Changes in net assets available for benefits           3,489,841    83,606,172

Net assets available for benefits:
   Beginning of year                                             366,453,237   282,847,065
                                                                 -----------   -----------
   End of year                                              $    369,943,078   366,453,237
                                                                 ===========   ===========

See accompanying notes to financial statements.

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements

                           December 30, 2000 and 1999

(1) Description of the Plan

    The Willamette Industries Stock Purchase Plan (the Plan) is a defined contribution plan sponsored by Willamette Industries, Inc. and its affiliates (the Company). The following description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information. Copies of this pamphlet are available from the Plan sponsor's personnel department.

   (a) General

    Eligible employees may elect to enroll in the Plan on the semi-annual enrollment dates following six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

   (b) Contributions

    The Plan provides for elective contributions by participants under Section 401(k) of the Internal Revenue Code. Effective December 31, 1999, eligible employees of the Company may contribute up to 15% for Non-Highly Compensated Employees and 12% for Highly Compensated Employees of their regular monthly gross cash earnings as established on January 1 of each year. Contributions are subject to the limits set by Federal tax laws. Monthly, the Company contributes an amount equal to 100% of the contributions of its employees up to 6% of a participant's salary, less the amount of any forfeitures.

    Participating   employees   may   elect  one  of  two   methods   of  making
    contributions. A participant may elect to make either:

     1) Pre-tax contributions ("deferred contributions") which will not be included in the participant's current earnings for federal income tax purposes; or

     2) After-tax contributions ("nondeferred contributions") which will be included in the participant's current earnings for federal income tax purposes.

    Participating employees may direct that their own contributions be invested in (a) a stable asset fund holding primarily guaranteed investment contracts, (b) a balanced fund holding primarily stocks and bonds, (c) an equity fund holding primarily stocks, (d) a growth fund holding primarily stocks, (e) a value fund holding primarily stocks, or (f) a Willamette Stock Fund holding common stock of the Company. The contributions can be allocated among the six investment choices in multiples of 5%. In addition, reallocation between investment choices is allowed quarterly. The Company contributions are invested in the Willamette Stock Fund.


                                                            (Continued)

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements

     Employer and employee contributions by participating company for the years ended December 30, 2000 and 1999 were as follows:

                                                        2000         1999
                                                        ----         ----

        Willamette Industries, Inc.                $ 25,699,749   23,610,717
        Wimer Logging Co.                                59,244       55,401
                                                     ----------   ----------

               Total                               $ 25,758,993   23,666,118
                                                     ==========   ==========


     The above contribution amounts are net of forfeitures of $442,463 for 2000 and $660,804 for 1999.

   (c) Participant Accounts

     Each participant's accounts are credited with the participant's and employer's contributions and an allocation of Plan earnings.

   (d) Vesting

     A  participant's   interest  in  his  or  her  deferred  contributions  and
     nondeferred contributions is always fully vested and is not subject to forfeiture.

     Each participant becomes vested in his or her Matching Account if, while employed by the Company, the participant: (i) attains age 65; (ii) completes five years of service; (iii) dies, or (iv) becomes totally and permanently disabled. Each participant becomes fully vested in his or her Matching Account if a change in control of the Company, as defined by the Plan, occurs.

     Any part of a participant's Matching Account which is not vested at the time employment terminates is forfeited when the participant incurs five consecutive one-year periods of severance. A participant who is not yet vested in his or her Matching Account who voluntarily withdraws from the Plan does not forfeit the account merely by reason of withdrawal; the participant's subsequent years of service continue to count towards the vesting requirement.

     If there is a complete discontinuance of contributions to the Plan by an employer, then all participants employed by such employer become fully vested in their Matching Accounts.

     Each participant who is vested in his or her Matching Account can elect to have any or all of the account diversified into one or more of the available elective investment funds (other than the Willamette Stock Fund). This diversification election applies only to the participant's then existing Matching Account. Future matching contributions will be invested in common stock of the Company. A participant can make more than one diversification election, but a subsequent election can be made only after a period of at least 10 years has elapsed since the most recent election.



                                                            (Continued)
                                      - 5 -

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements

   (e) Forfeitures

     The Company matching contribution is reduced by an amount equal to the forfeiture of the unvested portion of the employer matching contribution for participants no longer employed by the Company. The forfeiture is treated as a part of the matching contribution for purposes of allocation. A forfeiture of the account is deemed to occur as of the close of the plan year in which the participant incurs five consecutive one-year periods of severance. The 2000 and 1999 employer contributions have been reduced by $442,463 and $660,804, respectively, as a result of forfeitures.

     There are 57,136 shares of Company common stock and $15,789 in cash investments subject to forfeiture relating to terminated employees as of December 30, 2000 with a total fair value of $2,684,629.

   (f)  Withdrawals

     The Plan allows participants, during their employment, to withdraw and receive certain amounts which are then vested, or to seek a withdrawal based upon financial hardship as determined by the Plan Administrator in accordance with Federal guidelines. A participant whose employment terminates for any reason is entitled to a lump sum distribution of his or her vested accounts.

(2) Summary of Significant Accounting Policies

   (a) Basis of Accounting

     The Plan prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

   (b) Valuation of Investments

     Wells Fargo acts as trustee for the Plan. The balanced fund, equity fund, value fund, growth fund and the stable asset fund investments are valued at quoted market prices. Willamette Industries, Inc. common stock is valued at the quoted market price with all purchases and sales recorded on a trade-date basis. Short-term and temporary investments (including cash and money market funds) are valued at cost, which approximates fair value.

   (c) Expenses of the Plan

     Substantially all expenses incurred in the administration of the Plan, including legal fees, accounting fees, trustee's fees and other charges of the Plan, are charged to and paid by the Company.

                                                            (Continued)

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements

   (d) Cash and Cash Equivalents

     Amounts consist of cash and short-term investments in highly liquid instruments such as money market accounts and other securities which generally have maturities of less than three months at date of purchase.

   (e) Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(3) Plan Termination

     The Board of Directors of the Company has reserved the right to amend or terminate the Plan. A participating employer may also terminate the Plan at any time with respect to its employees. No amendment may reduce the accrued benefits of any participant or give an employer any interest in the assets of the Plan. In the event of termination of the Plan, a participant with respect to whom the Plan has been terminated becomes vested in his or her Matching Account.

(4) Income Taxes

     The Plan obtained its latest determination letter on August 21, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. This ruling reflects the Plan amendments adopted on December 8, 1995 and September 3, 1996. Additional amendments have been made to the Plan since that time. The Plan sponsor believes that the Plan is designed and being operated in compliance with the requirements of Internal Revenue Code
     Section 401(a) and the related trust is exempt under Internal  Revenue Code
     Section 501(a). If the Plan is not in compliance, the Company intends to take corrective action to meet the requirements of the Internal Revenue Code.

     Amounts contributed to the Plan by the employer are not taxed to the employee until distribution upon withdrawal, retirement or other termination. Employee after-tax contributions are taxable in the year made but not upon distribution. Employees may elect to make pre-tax contributions which are not included in the employee's current earnings for federal income tax purposes, but rather are taxable upon distribution. Any increase in the value of Company common stock distributed is taxable to the employee when the stock is sold.


                                                            (Continued)

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements

(5) Information Certified by the Trustee

     The trustee of the Plan, which holds the Plan's investment assets, has provided certification that the following information, which is contained in or used to develop the accompanying financial statements, is complete and accurate:

      o Details (cost and fair value) and summaries of investment assets held at December 30, 2000 and 1999.

      o Summaries of investment transactions for the years ended December 30, 2000 and 1999.

 (6) Transfers From Other Plans

     Transfers from other plans in 2000 and 1999 resulted from hourly employees becoming salaried employees.

(7) Investments

     The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows at December 30, 2000 and 1999:

                                                      2000          1999
                                                      ----          ----
      Willamette Industries, Inc. common
         stock (6,254,495 and 6,313,684
         shares in 2000 and 1999, respectively) $  293,570,359   293,191,701

      Vanguard Institutional Index Fund
         (300,389 and  303,924 shares
          in 2000 and 1999, respectively)       $   36,262,993    40,728,854

      Vanguard Balanced Index Fund
         (1,013,544 and  1,023,393 shares
          in 2000 and 1999, respectively)       $   19,338,413    20,693,008

   The total unrealized gain (loss) at December 30, 2000 and 1999 and the related change by investment type for 2000 were as follows:

                                        1999        Net change      2000
                                        ----        ----------      ----

      Common stock                 $ 160,585,485    (9,169,849)  151,415,636
      Mutual funds                    17,710,553    (8,648,565)    9,061,988
      Guaranteed investment contract   1,492,769      ( 98,358)    1,394,411
                                     -----------   -----------   -----------
                                   $ 179,788,807   (17,916,772)  161,872,035
                                     ===========   ===========   ===========

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements


(8) Reconciliation of Financial Statements to Form 5500
    ---------------------------------------------------

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                              2000        1999
                                                              ----        ----
      Net assets available for benefits per the
         financial statements                            $369,943,078   366,453,237
      Amounts payable to withdrawing participants         (20,962,325)  ( 6,493,703)
                                                          -----------   -----------
      Net assets available for benefits per Form 5500    $348,980,753   359,959,534
                                                          ===========   ===========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                             2000        1999
                                                             ----        ----
      Benefits paid to participants per the
         financial statements                            $ 28,165,514    40,495,653
      Add: Amounts payable to withdrawing
         participants at current year end                  20,962,325     6,493,703
      Less: Amounts payable to withdrawing
         participants at prior year end                    (6,493,703)   (6,499,430)
                                                           ----------    ----------

      Benefits paid to participants per the Form 5500    $ 42,634,136    40,489,926
                                                           ==========    ==========


     The Company records benefits when paid. In 1999, the Company accrued benefits payable to Plan participants. As a result of this change in policy, the following 1999 balances have been restated to conform to the 2000 presentation:

                                             Beginning        Ending          Benefits      Benefits
                                             Net Assets      Net Assets         Paid        Payable
                                            -----------      ----------      -----------   ---------
   As previously reported                 $ 276,347,635      359,959,534      40,489,926   6,493,703
   Adjustment                                 6,499,430        6,493,703           5,727  (6,493,703)
                                            -----------      -----------      ----------   ---------

   As restated                            $ 282,847,065      366,453,237      40,495,653           -
                                            ===========      ===========      ==========   =========


                                                            (Continued)

                                                                     Schedule A


                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Schedule H, Part IV, Line 4i
                 Schedule of Assets Held for Investment Purposes

                                December 30, 2000



                                 Description of                                   Current
  Identity of issue                investment                         Cost         value
  -----------------              --------------                       ----        -------
U.S. Trust Excelsior Fund       Money market fund                  $    413             413

*Wells Fargo:
   Short Term Income Fund       Money market fund                 4,947,984       4,947,984
                                                                -----------      ----------
                                Cash Equivalents               $  4,948,397       4,948,397
                                                                ===========      ==========
Vanguard:
   Balanced Index Fund          Mutual fund - 1,013,544 shares $ 16,828,398      19,338,413
   Growth  Index Fund           Mutual fund - 194,265 shares      7,409,243       5,938,669
   Institutional Index Fund     Mutual fund - 300,389 shares     28,284,200      36,262,993
   Value Index Fund             Mutual fund - 100,207 shares      2,247,983       2,291,737
                                                                -----------      ----------

                                Mutual Funds                   $ 54,769,824      63,831,812
                                                                ===========      ==========

*Willamette Industries,         Common stock - 6,254,495
   Inc.                           shares                       $142,154,723     293,570,359
                                                                ===========     ===========

U.S. Trust Capital              Guaranteed investment contract
   Preservation Fund                 214,417 units             $  6,176,446       7,570,857
                                                                ===========     ===========

*Party in interest

                                                                     Schedule B

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Schedule H, Part IV, Line 4j
                       Schedule of Reportable Transactions

                          Year ended December 30, 2000

                                                                                  Number                      Book
     Identity of             Description            Number         Purchase     of sales or     Selling       value           Net
    party involved            of assets          of purchases      price       disbursements     price       at sale         gain
    --------------           -----------         ------------      ---------   -------------    -------      -------         ----

Willamette Industries, Inc.  Common stock          62            $ 18,320,566      371          $24,481,778  $16,076,849  $8,404,929

Wells Fargo:
   Short Term Income Fund    Money market fund    232              49,490,539      230           45,689,350   45,689,350          -

                                     - 11 -

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
            WILLAMETTE INDUSTRIES
            STOCK PURCHASE PLAN
            (Name of Plan)


            By:   WILLAMETTE INDUSTRIES STOCK
                  PURCHASE PLAN COMMITTEE



            By:   /s/ G.W. Hawley
                  ----------------------------------------------
                  G. W. Hawley


Dated:  June 20, 2001

                                      -12-